UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3 )*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

September 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
175,000

	6.	SHARED VOTING POWER
0

	7.	SOLE DISPOSITIVE POWER
175,000

	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
175,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.9%

12.	TYPE OF REPORTING PERSON
IA

CUSIP No. 42804T106	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

The Herzfeld Caribbean Basin Fund, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

The principal executive offices of the Fund are located at :

119 Washington Avenue, Suite 504
Miami Beach, FL 33139

Item 2(a).	Name of Person Filing:

This statement is being filed by City of London Investment Management Company Limited (“CLIM” or the “Reporting Person”). CLIM is a fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between CLIM and CLIG such that voting and investment power over the subject securities is exercised by CLIM independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between CLIM and CLIG.

CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust.

FRONT is referred to herein as the “City of London Fund.”

The Shares to which this Schedule 13G relates are owned directly by the City of London Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

77 Gracechurch Street, London
England EC3V 0AS

CUSIP No. 42804T106	13G	Page 4 of 6 Pages

Item 2(c).	Citizenship:

England and Wales

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number:

42804T106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) (for CLIM);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) (for CLIG);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 42804T106	13G	Page 5 of 6 Pages

Item 4.	Ownership.

(a)           Amount beneficially owned:

175,000

(b)          Percent of class:

2.9%

(c)           Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:    175,000

(ii)  Shared power to vote or to direct the vote:    0

(iii) Sole power to dispose or to direct the disposition of:    175,000

(iv) Shared power to dispose or to direct the disposition of:    0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42804T106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 9, 2020

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Jocelyn Inger
Name: Jocelyn Inger
Title: Chief Compliance Officer-US